# PIEDMONT SECURITIES LLC
## (A LIMITED LIABILITY COMPANY)

**STATEMENT OF CASH FLOWS**
**DECEMBER 31, 2015**

| | | |
|---|---|---:|
| **OPERATING ACTIVITIES** | | |
| Net Loss | $ | (53,635) |
| | | |
| Adjustments to reconcile net loss to net cash | | |
| used in operating activities | | |
| Depreciation Expense | | 507 |
| Decrease in accounts receivable | | 41,374 |
| Increase in prepaid expenses | | (135) |
| Increase in accounts payable | | 449 |
| | | |
| Net cash used in operating activities | | (11,440) |
| | | |
| | | |
| **FINANCING ACTIVITIES** | | |
| Member's contributions | | 6,205 |
| | | |
| Net cash provided by financing activities | | 6,205 |
| | | |
| **NET DECREASE IN CASH** | | (5,235) |
| | | |
| **CASH AT BEGINNING OF PERIOD** | | 7,517 |
| | | |
| **CASH AT END OF PERIOD** | $ | 2,282 |

The accompanying notes are an integral part of these financial statements.